Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: Toreador Resources Corporation

Subject Company: Toreador Resources Corporation

Commission File No. of Toreador Resources Corporation: 001-34216

Toreador Resources Corporation Merger With ZaZa Energy LLC Creating a Resource-Focused E&P Company IPAA OGIS San Francisco 28 September 2011

2 Forward Looking Statements All statements other than statements of historical facts included in this presentation, including, without limitation, statements containing the words "believes," "anticipates," "intends," "expects," "assumes," "trends" and similar expressions, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based upon the Company's current plans, expectations and projections. However, such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include, among others, certain risks and uncertainties inherent in petroleum exploration, development and production, including, but not limited to, our need and ability to raise additional capital; our ability to maintain or renew our existing exploration permits or exploitation concessions or obtain new ones; our ability to execute our business strategy; our ability to replace reserves; the loss of the purchaser of our oil production; results of our hedging activities; the loss of senior management or key employees; political, legal and economic risks associated with having international operations; disruptions in production and exploration activities in the Paris Basin; indemnities granted by us in connection with dispositions of our assets; results of legal proceedings; assessing and integrating acquisition prospects; declines in prices for crude oil; our ability to obtain equipment and personnel; extensive regulation to which we are subject; terrorist activities; our success in development, exploitation and exploration activities; reserves estimates turning out to be inaccurate; differences between the present value and market value of our reserves and other risks and uncertainties described in the company's filings with the U.S. Securities and Exchange Commission (“SEC”). Any one or more of these factors or others could cause actual results to differ materially from those expressed in any forward-looking statement. All written and oral forward-looking statements attributable to Toreador or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements disclosed herein. The historical results achieved by Toreador are not necessarily indicative of its future prospects. Toreador undertakes no obligation to publicly update or revise any forward looking-statements, whether as a result of new information, future events or otherwise. Cautionary Note regarding Hydrocarbon Disclosures The SEC permits oil and gas companies, in their filings, to disclose only resources that qualify as “reserves” as defined by SEC rules. We may use terms describing hydrocarbon quantities in this presentation, including “original oil in place” (OOIP), “oil in place” (OIP), “barrels in place” and “EUR” (estimated ultimate recovery), that the SEC does not allow in our filings. These estimates are more speculative than estimates of proved reserves prepared in accordance with SEC rules. Investors are urged to consider closely the reserves disclosures in our Annual Report on Form 10-K/A for the year ended December 31, 2010 and in our other filings with the SEC. In this presentation, the terms other than “proved reserves” refer to the Company’s internal estimates of hydrocarbon volumes that may be discovered through exploratory drilling or recovered with additional drilling or recovery techniques. Those estimates are based on economic assumptions that differ from those required by the SEC to be used in calculating proved reserves and may not constitute reserves within the meaning of the Society of Petroleum Engineer’s Petroleum Resource Management System or the SEC’s rules. The terms “original oil in place” and “oil in place” are not intended to reflect recoverable volumes, which are dependent upon achievable recovery rates using available technologies. Unless otherwise stated, hydrocarbon volume estimates have not been risked by Company management. Factors affecting ultimate recovery include the scope of our drilling program, which will be directly affected by capital availability, drilling and production costs, commodity prices, availability of services and equipment, permit expirations, transportation constraints, regulatory approvals and other factors, and actual drilling results, including geological and mechanical factors affecting recovery rates. Accordingly, actual quantities that may be recovered from our interests will differ from our estimates, and could be significantly less than our targeted recovery rate. In addition, our estimates may change significantly as we receive additional data. Important Information ZaZa Energy Corporation, the new company that will be established in connection with the proposed transaction, will file a registration statement and Toreador Resources Corporation will file a proxy statement with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the registration statement and proxy statement (including all amendments and supplements to it) when they become available because they will contain important information. Investors may obtain free copies of the registration statement and proxy statement when it becomes available, as well as other filings containing information about Toreador Resources Corporation and ZaZa Energy Corporation, without charge, at the SEC’s Internet site (www.sec.gov). These documents may also be obtained for free from Toreador’s Investor Relations web site (www.toreador.net) or by directing a request to Toreador at Toreador at: Investor Relations, Toreador Resources Corporation, c/o Toreador Holding SAS, 5 rue Scribe, Paris France, 75009.

3 Texas (gross/net acres) Eagle Ford core – 123,000/12,300 Eagle Ford/Woodbine – 80,000/59,000 France (gross/net acres*) Paris Basin – 997,000/400,000 Creating a Resource-Focused E&P Company Operator of ~471,000 net acres in two world class resource basins *includes 24,000 net acres of producing concessions and 60,000 net acres of permits which are pending award

US Operations 4

French Operations 5

Two World Class Resource Basins

Technically Recoverable Resource (gas & oil)



Europe
FR
FR
112 Bboe
FR(G)
FR(O)
PL
NO
UK
SW
DE
UK
NL
TK
GE
Others



United States
EF
150 Bboe
Marcellus
Monterey/Santos
Haynesville
Barnett
Eagle Ford
Barnett Woodford
Fayetteville
Woodford
Bakken
Mancos
Antrim
Devonian
Others

Source: U.S. Shale Gas and Shale Oil Plays - Review of Emerging Resources: July 2011, Intek for US Energy Information Adminstration. World Shale Gas Resources: An Initial Assessment of 14 Regions Outside the United States, April 2011, Intek for the Energy Information Administration. Company estimates for France prior to drilling. Note that hydraulic fracturing is currently not allowed in France for oil & gas

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Combination Overview Merger agreement August 9, 2011 NewCo: ZaZa Energy Corporation Expect Q4 2011 closing Ticker at closing: NASDAQ – ZAZA NewCo ownership 25% TRGL, 75% ZaZa Offices: Houston, Paris, Corpus Christi Assets: Paris Basin, Eagle Ford, Eaglebine, carried JVs JV carry to provide ~$2.5 billion in gross spending by end 2013 (land bank plus 250 wells) 7

Asset Contribution: Existing Joint Ventures Toreador Resources ZaZa Energy LLC 50:50 Toreador : Hess inside AMI Upfront Payment $15MM Work program – full carry of $120MM Additional revenue Reserves success fee =< $80MM Production success fee =< $50MM Toreador currently operates G&A costs mostly reimbursed 90:10 Hess : Zaza inside AMI Up to 10% of lease payment in cash bonus $500MM funded lease payment “bank” $350MM spent to date on 123,000 acres Work program – drilling carry for > 200 wells (based on gross acreage) ZaZa currently operates G&A costs mostly reimbursed 8

Asset Contribution: Eagle Ford and Eaglebine

ZaZa Energy LLC

- **Eagle Ford core (JV)**
  - Approx. 123,000 gross acres acquired, 10% carried working interest (12,300 net acres)
  - Four main areas
  - Near-term expectations to expand to 160,000 gross acres
- **Eagle Ford / Woodbine - "Eaglebine" (100%)**
  - Approx. 80,000 gross acres
  - Leasing underway to expand to 100,000 gross acres



Eagle Bine Area
~80,000 gross acres
Moulton Area
~11,000 gross acres
Hackberry Creek
~23,000 gross acres
Cotulla Area
~48,000 gross acres
SweethomeArea
~41,000 gross acres

Technically recoverable resource (est.):

- 20.8 Tcf of gas
- 3.4 Billion bbls of oil

Source: U.S. Shale Gas and Shale Oil Plays, Review of Emerging Resources: July 2011.

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10 Eagle Ford Core Production Results Wells perform better than average Eagle Ford type curves Initial Production Oil Window 682 boe/d Gas Condensate Window 893 boe/d EUR Oil Window 351 mboe Gas Condensate Window 651 mboe Source: Texas RRC for industry performance data and ZaZa Energy LLC data on wells that are currently flowing

Cotulla Sweet Home Eaglebine Most recent transaction (May 2011) in Woodbine - WAC/Petromax, 15,224 net acres (2,300 boe/d), approx. $250 MM Outcrops TMS Eaglebine: Geology and Context 11 Drill & test multiple potential sections down to Glen Rose Move in rig by Q1 2012 Well cost (100%) $5.5MM for vertical, $8.0MM for horizontal Drill and complete 5,000 ftlaterals Acquire 100 sq. miles 3D seismic Extension of the Eagle Ford to the north-east atop of the Woodbine (“Eaglebine”) 9 conventional + 3 shale target horizons Other operators include: Overview Operations Plan Note: Company estimates. Actual well costs may vary depending on rig availability 80,000 gross acres, target 100,000 acres

Asset Contribution: Paris Basin Toreador Resources Paris Basin reserves and base production (100%) Two wholly-owned producing concessions Approx. 900 Bbl/day 9.1 MMBbl (2P reserves) Paris Basin conventional exploration(100% or JV) 15 prospects identified Total gross mean unrisked reserves of 40 MMBbl Paris Basin Liassic (JV) Total of approx. 1 million gross acres awarded and pending (~50% working interest) 12 Note: Company estimates. Reserves for Toreador as at 31 December 2010, audited by Gaffney Cline & Associates Awarded, pending Applied for Awarded, pending Applied for Other Other Prospect Field TOR TOR 15 conventional prospects 2 producing areas 100% owned 900 Bbl/day, 9 MMBbl 50:50 with Hess

Number of Wells Drilled More than 2,000 Wells Oil Fields 52 Fields Discovered Cumulative Production 285 million Bbls Annual Production Approx. 11,000 bopd Source: BEPH Annual Review 2009, Monthly reports 2010-2011. Company estimates Paris Basin: Geology and Context Dogger Triassic Liassic source Neocomian

Paris Basin: Bakken Analog 14 Bakken Paris Basin

Paris Basin Liassic Resource: Structural Setting 15 About 40 billion Bbls of oil generated on Toreador acreage

Forward Plan 2011 - 2013(e) 16 Toreador Resources ZaZa Energy LLC Paris Basin conventional production Drilling expected to commence by late 2011 - one conventional rig program Paris Basin exploration 15 prospects to be drilled, one conventional rig program (as per above) Paris Basin Liassic 6 well program (contract operated by JV partner), no hydraulic fracturing Eagle Ford core 3 rigs running (ZaZa operated) Plan to expand to 12 rigs by 2013 Expected total number of wells drilled at year-end: 2011 - 30 2012 - 100 2013 - 150 Eaglebine Anticipate one-rig program starting in Q1 2012 Note: Company estimates. Timing of work program pending upcoming budget meetings in Sept. 2011 and may also vary as a function of capital availability 2011 2012 2013 PB Conv PB Explo PB Liassic EF EB 1 rig 1 rig 1 rig - 6 wells 1 rig 12 rigs 1 rig Phase 2 3 rigs 8 rigs

Capital Outlook (Gross) 2012

Toreador Resources	ZaZa Energy LLC
PB Conv PB Explo PB Liassic $75MM	EF 2012 EB > $800MM

- Carry in 2012: ~$70MM (France), ~$800MM (Eagle Ford), (Eaglebine)
- Additional financing (targeted before closing) is being considered:
  - Senior debt
  - Asset backed lending based on French assets

Note: Company estimates for costs. Actual costs may vary depending on rig availability. Paris Basin Liassic work program does not include hydraulic fracturing which is currently prohibited for oil and gas operations in France. Paris Basin JV investment following budget meetings in Sept. 2011

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18 Production Outlook 2011 - 2015(e) Note: Company estimates, risked volumes for Paris Basin conventional exploration. Actual timing and volumes are subject to change Base Exploration Net to Toreador/Zaza Eagle Ford CAGR > 70% 0 2,000 4,000 6,000 8,000 10,000 12,000 14,000 16,000 18,000 20,000 2011 2012 2013 2014 2015 Boe/d Paris Basin Liassic potential Eaglebine potential Eagle Ford Paris Basin Conventional

Estimated Value of Combination $273MM ~$575MM ~$210MM $17,000/acre $140MM $2,000/acre Note: Based on 76.2 million shares and closing price as at 9 August 2011 ($2.92 per share) Values are company estimates based on acquisition cost, internal valuations of carry (based on 250 wells and full use of land bank) and precedent transactions for Eagle Ford and Eaglebine (1) Consideration for 75% of Newco Estimated market value of 75% of Newco (2) (2) $225MM $50MM (2) Shares Note Hess carry Market EB value Market EF value

Creating a Resource-Focused E&P Company Creates strategically distinctive international E&P investment opportunity focused on resource plays Offers rapid growth of the Eagle Ford and attractive exposure to Paris Basin (including exposure to Eaglebine) Combines skilled teams experienced in operations, asset development, JVs and M&A Generates value through increased production profile over the near- and long-term 20

Toreador Resources Corporation Merger With ZaZa Energy LLC More information at www.toreador.net www.zazaenergy.com www.toreadorzaza.mergerannouncement.com